  Exhibit 99.1

Senior Executive of High Tide Available to Comment Ahead of the Fourth Anniversary of Legalization

CALGARY, AB, Oct. 17, 2022 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), Canada's largest non-franchised cannabis retailer with bricks-and-mortar as well as global e-commerce assets, is pleased to announce that its senior executive is available for comment ahead of the fourth anniversary of cannabis legalization in Canada.

High Tide Inc. October 17, 2022 (CNW Group/High Tide Inc.)

According to a joint study completed by Deloitte and the Ontario Cannabis Store,1 Canadians celebrate the growth of an industry that contributed $43.5 billion to the country's GDP and created 43,479 direct industry jobs between 2018 and 2021, with many in small and rural communities. Despite these successes, the industry faces headwinds that can be partially alleviated through common-sense regulatory and legislative reforms from the federal and provincial governments.

As Senior Vice President - Corporate and Public Affairs, Mr. Khan leads the policy and communications team at High Tide. He will be able to shed light on the current state of the cannabis industry and what common sense reforms Canada's federal and provincial governments should take to bolster this burgeoning sector. He has nearly two decades of experience working as a communication strategist in Canadian federal and provincial politics, including serving as the Chief of Staff to several Ontario Ministers.

Company's Highlights since Legalization

  Since cannabis legalization in Canada, High Tide has grown into an international cannabis company, evolving beyond bricks-and-mortar cannabis sales with e-commerce platforms focusing on CBD and consumption accessories (Nuleaf Naturals, FABCBD, Blessed CBD, Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com);
  Since October 2018, High Tide has grown from two stores in Alberta to 140 across British Columbia, Alberta, Saskatchewan, Manitoba and Ontario, employing over 1400 people across Canada, the United States and Europe;
  High Tide's strategy is to capture the Canadian retail cannabis market share by focusing on converting the approximately 40 percent of Canadian consumers still purchasing cannabis through illicit market channels.
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[1]Source: https://www2.deloitte.com/ca/en/pages/consumer-business/articles/an-industry-makes-its-mark.html?icid=An_industry_makes_its_mark

ABOUT HIGH TIDE

High Tide is a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets. The Company is the largest non-franchised recreational cannabis retail chain in Canada as measured by revenue, with 140 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba and Ontario. The Company is also North America's first cannabis discount club retailer, under the Canna Cabana banner, which is the single-largest cannabis retail brand in Canada, with additional locations under development across the country. High Tide's portfolio also includes retail kiosks and smart locker technology – Fastendr™. High Tide has been serving consumers for over a decade through its established e-commerce platforms, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, BlessedCBD.co.uk, BlessedCBD.de, and Amazon United Kingdom, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide was featured in the annual Report on Business Magazine's ranking of Canada's Top Growing Companies in both 2021 and 2022 and was named as one of the top 10 performing diversified industries stocks in the 2022 TSX Venture 50™. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain while providing a complete customer experience and maximizing shareholder value.

For more information about High Tide, please visit www.hightideinc.com and its profile pages on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Neither the TSX Venture Exchange (the "TSXV") nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. These statements relate to future events or future performance. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking information and forward-looking statements contained herein include, but are not limited to, statements regarding: the Company's business; the Company's future growth prospects and intentions to pursue one or more viable business opportunities; the development of the Company's business and future activities following the date hereof; expectations relating to market size and anticipated growth in the jurisdictions within which the Company may from time to time operate or contemplate future operations; expectations with respect to economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; the market for the Company's current and proposed product offerings, as well as the Company's ability to capture market share; the distribution methods expected to be used by the Company to deliver its product offerings; the performance of the Company's business and the operations and activities; the Company adding the number of additional cannabis retail store locations the Company proposes to add to its business, and the Company remaining on a positive growth trajectory; the Company completing the development of its cannabis retail stores; the Company's ability to successfully integrate the operations of any business acquired within the Company's business; and the Company continuing to grow its online retail portfolio through further strategic and accretive acquisitions. Forward-looking information in this press release are based on certain assumptions and expected future events, namely: current and future members of management will abide by the Company's business objectives and strategies from time to time established by the Company; the Company will have sufficient working capital and the ability to obtain the financing required in order to develop and continue its business and operations; the Company will continue to attract, develop, motivate and retain highly qualified and skilled consultants and/or employees; no adverse changes will be made to the regulatory framework governing cannabis, taxes and all other applicable matters in the jurisdictions in which the Company conducts business and any other jurisdiction in which the Company may conduct business in the future; the Company will be able to execute on its business strategy as anticipated; the Company will be able to meet the requirements necessary to obtain and/or maintain authorizations required to conduct the business; general economic, financial, market, regulatory, and political conditions, will not negatively affect the Company or its business; general market conditions will be favourable with respect to the Company's future plans and goals; the Company will remain on a positive growth trajectory; the Company will complete the development of its cannabis retail stores; and the Company will continue to grow its online retail portfolio through further strategic and accretive acquisitions. These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the Company's inability to attract and retain qualified members of management to grow the Company's business and its operations; unanticipated changes in economic and market conditions or in applicable laws; the impact of the publications of inaccurate or unfavourable research by securities analysts or other third parties; interruptions or shortages in the supply of cannabis from time to time available to support the Company's operations from time to time; unanticipated changes in the cannabis industry in the jurisdictions within which the Company may from time to time conduct its business and operations; the Company's inability to secure desirable retail cannabis store locations on favourable terms; risks relating to projections of the Company's operations; risk that the Company will be unable to increase its revenue profile; risk that the Company will be unable to grow its online retail portfolio through further strategic and accretive acquisitions; risk that the Company will be unable to add additional cannabis retail store locations to the Company's business and remain on a positive growth trajectory; risks that the Company will be unable to complete the development of any or all of its cannabis retail stores; and risk that the Company will be unable to continue to grow its online retail portfolio through further strategic and accretive acquisitions.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

Related Links
https://hightideinc.com/

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: To arrange an interview, please contact: Omar Khan, Senior Vice President, Corporate and Public Affairs, omar@hightideinc.com, 647-985-4401

CO: High Tide Inc.

CNW 06:00e 17-OCT-22